UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
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Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Result of AGM dated 07 May 2025

RENTOKIL INITIAL PLC

RESULTS OF ANNUAL GENERAL MEETING 2025 ('AGM')

At the AGM of Rentokil Initial plc duly convened and held at, and broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY on 7 May 2025 at 2:00pm, each resolution as set out in the notice of meeting dated 26 March 2025 was passed on a poll. The results are set out below and will be placed on the Company website at www.rentokil-initial.com/investors.

RESOLUTION		VOTES FOR1%		VOTES AGAINST	%	TOTAL VOTES	% of ISC VOTED	VOTES WITHHELD2
1	To receive the audited financial statements and the directors' and auditors' report thereon	2,220,150,879	99.99	268,425	0.01	2,220,419,304	87.95	9,348,399
2	To approve the Directors' Remuneration Report	2,131,852,759	95.81	93,234,712	4.19	2,225,087,471	88.14	4,680,233
3	To declare a final dividend	2,229,115,428	99.99	158,105	0.01	2,229,273,533	88.30	494,171
4	To re-elect Richard Solomons as a director3	1,756,956,118	78.85	471,172,370	21.15	2,228,128,488	88.26	1,639,214
5	To re-elect Andy Ransom as a director	2,083,824,855	93.48	145,350,701	6.52	2,229,175,556	88.30	592,147
6	To elect Paul Edgecliffe-Johnson as a Director	2,076,608,612	98.79	25,333,839	1.21	2,101,942,451	83.26	127,825,252
7	To elect Brian Baldwin as a Director	2,056,741,191	97.85	45,202,964	2.15	2,101,944,155	83.26	127,823,549
8	To re-elect David Frear as a Director	2,056,512,211	97.84	45,437,341	2.16	2,101,949,552	83.26	127,818,151
9	To re-elect Sally Johnson as a director	2,054,479,980	97.74	47,559,680	2.26	2,102,039,660	83.26	127,728,043
10	To re-elect Sarosh Mistry as a director	2,055,771,195	97.80	46,172,264	2.20	2,101,943,459	83.26	127,824,244
11	To re-elect John Pettigrew as a director	2,057,736,665	97.90	44,204,999	2.10	2,101,941,664	83.26	127,826,039
12	To re-elect Cathy Turner as a director	2,055,868,665	97.80	46,171,247	2.20	2,102,039,912	83.26	127,727,791
13	To re-elect Linda Yueh as a director	2,012,154,466	95.72	89,886,457	4.28	2,102,040,923	83.26	127,726,779
14	To re-appoint PricewaterhouseCoopers LLP as auditor	2,228,111,667	99.94	1,241,051	0.06	2,229,352,718	88.31	414,986
15	To authorise the directors to agree the auditors' remuneration	2,228,274,501	99.95	1,075,702	0.05	2,229,350,203	88.31	417,501
16	To authorise the making of political donations	2,214,198,854	99.65	7,841,820	0.35	2,222,040,674	88.02	7,727,030
17	To authorise the directors to allot shares	2,129,872,686	95.62	97,483,118	4.38	2,227,355,804	88.23	2,411,900
18	To disapply statutory pre-emption rights	2,068,968,078	92.92	157,743,661	7.08	2,226,711,739	88.20	3,055,965
19	To disapply statutory pre-emption rights for acquisitions and specified capital investments	1,972,920,831	88.58	254,284,896	11.42	2,227,205,727	88.22	2,561,977
20	To authorise the Directors to make market purchases of the Company's own shares	2,228,053,853	99.98	407,466	0.02	2,228,461,319	88.27	1,306,385
21	To authorise the calling of a general meeting (other than an annual general meeting) on 14 days' clear notice.	2,115,308,575	94.88	114,050,423	5.12	2,229,358,998	88.31	408,706

1. Votes For include those votes giving the Chair discretion.
2. A vote withheld is not a vote in law and is not counted in the calculation of proportion of votes cast for or against a resolution.
3. The Board notes that over 20% of votes cast were against the Board's recommendation in respect of resolution 4. The Board will continue to engage proactively with shareholders to ensure their views are understood in respect of the re-election of Richard Solomons. In accordance with provision 4 of the UK Corporate Governance Code, the Board will provide an update on this engagement within 6 months of the AGM, as well as a final summary in the Company's 2025 Annual Report and Accounts.

The number of ordinary shares in issue at close of business on 6 May 2025 was 2,524,539,885 ordinary shares of 1p each. Resolutions 18 to 21 were proposed as special resolutions. A copy of the resolutions can be found in the Notice of Meeting available at www.rentokil-initial.com/agm.

A copy of the resolutions passed concerning special business has been submitted and will shortly be available for inspection at the National Storage Mechanism located at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

Enquiries:

Group General Counsel and Company Secretary:	Rachel Canham	Rentokil Initial plc	+44 (0)1293 858000

Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)1293 858000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 May 2025	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary